UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ToughBuilt Industries Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

89157G 207
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement) Copies to: David Sirignano Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89157G 207	13G	Page 2 of 8

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) HSPL holdings, LLC
2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization DELAWARE LIMITED LIABILITY COMPANY
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	1,416,743
	7.	sole dispositive power	0
	8.	shared dispositive power	1,416,743
9.	aggregate amount beneficially owned by each reporting person		1,416,743 (1)
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9)		14.4%
12.	type of reporting person (See Instructions)		OO
____________________________
(1) This amount does not include 625,000 Series A Warrants and 625,000 Series B Warrants held by the Reporting Persons that are not eligible for exercise due to a beneficial ownership limitation of 9.9% in the respective instruments.

CUSIP No. 89157G 207	13G	Page 3 of 8

1.	Names Of Reporting Persons I.R.S. Ident ification No. Of Above Persons (Entities Only) Titan Advisors, LLC
2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization New York Limited Liability Company
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	1,416,743
	7.	sole dispositive power	0
	8.	shared dispositive power	1,416,743
9.	aggregate amount beneficially owned by each reporting person		1,416,743
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9)		14.4%
12.	type of reporting person (See Instructions)		IA

CUSIP No. 89157G 207	13G	Page 4 of 8

Item 1.

(a)	Name of Issuer:	ToughBuilt Industries, Inc.

(b)	Address of Issuer’s Principal	25371 Commercentre Drive, Suite 200
	Executive Offices:	Lake Forest, CA 92630

Item 2.

(a)	Name of Person Filing:	HSLP Holdings, LLC
Titan Advisors, LLC

(b)	Address of Principal Business Office:	750 Washington Blvd., 10th Floor
	or, if none, Residence	Stamford, CT 06901

(c)	Citizenship:	HSLP Holdings LLC	Delaware limited liability company
		Titan Advisors, LLC	New York limited liability company

(d)	Title of Class of Securities:	Class A common stock, $0.0001 par value per share

(e)	CUSIP Number:	89157G 207

CUSIP No. 89157G 207	13G	Page 5 of 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 89157G 207	13G	Page 6 of 8

Item 4.                                                   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	HSLP Holdings LLC	1,416,743
		Titan Advisors, LLC	1,416,743

(b)	Percent of class:	HSLP Holdings LLC	14.4%
		Titan Advisors, LLC	14.4%

		Calculation of percentage of beneficial ownership is based on 9,870,906 outstanding shares of the Issuer’s Class A common stock as reported by the Issuer on its Form 10-Q filed on December 20, 2018.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	HSLP Holdings LLC	0
		Titan Advisors, LLC	0

(ii)	Shared power to vote or to direct the vote:	HSLP Holdings LLC	1,416,743
		Titan Advisors, LLC	1,416,743

(iii)	Sole power to dispose or to direct the disposition of:	HSLP Holdings LLC	0
		Titan Advisors, LLC	0

(iv)	Shared power to dispose or to direct the disposition of:	HSLP Holdings LLC	1,416,743
		Titan Advisors, LLC	1,416,743

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6 Ownership of More than Five Percent on Behalf of Another Person

The Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, each Reporting Person disclaims beneficial ownership of all such securities.

Items 7 – 9 Not Applicable

CUSIP No. 89157G 207	13G	Page 7 of 8

Item 10 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2019
Date

HSPL HOLDINGS, LLC

By:	Titan Advisors, LLC
Its Manager

By: /s/ Darren Ross
Name: Darren Ross
Principal & Managing Director

TITAN ADVISORS, LLC*

/s/ Darren Ross
Name: Darren Ross
Principal & Managing Director

* The Reporting Person disclaims beneficial ownership in the common stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 89157G 207	13G	Page 8 of 8

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

January 10, 2019
Date
HSPL HOLDINGS, LLC

By:	Titan Advisors, LLC
Its Manager

By:/s/ Darren Ross
Name: Darren Ross
Principal & Managing Director

TITAN ADVISORS, LLC

/s/ Darren Ross
Name: Darren Ross
Principal & Managing Director